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19 12/29

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SEC FILE NUMBER
~~8-25207~~ 8-25027

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Planco Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED

JAN 2 3 2006

THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Liberty Ridge Drive, Suite 100
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Corrow 800-523-7798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 9 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ~~must~~ be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PLANCO FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

AFFIRMATION

I, Julie Corrow, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Planco Financial Services, Inc., as of September 30, 2005, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, member or director has any proprietary interest in any account classified solely as that of a customer.

Julie A Corrow 11/18/05
Signature Date

Vice President
Title

Subscribed and Sworn to before me
on this 18 day of November 2005

Carolyn V Feeley
Notary Public

NOTARIAL SEAL
CAROLYN V FEELEY
Notary Public
TREDYFFRIN TWP,CHESTER COUNTY
My Commission Expires Oct 11, 2008

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Planco Financial Services, Inc.

We have audited the accompanying statement of financial condition of Planco Financial Services, Inc. (a wholly-owned, ultimate subsidiary of Hartford Life, Inc), (the "Company") as of September 30, 2005, and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Planco Financial Services, Inc. at September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (g) and (h) listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 14, 2005

PLANCO FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

ASSETS

Cash and cash equivalents		26,955,272
Cash segregated under federal or other regulations		29,887
Deferred federal tax assets		1,958,043
Wholesalers advances		82,538
Prepaid expenses		57,094
Interest receivable		11,534
TOTAL ASSETS	$	29,094,368

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	9,779,157
Income taxes payable		684,532
Payable to affiliate		8,630,679
TOTAL LIABILITIES		19,094,368
STOCKHOLDER'S EQUITY		
Common stock, $7 par value, 1,000 shares authorized, issued, and outstanding		7,000
Additional paid-in capital		9,993,000
Retained earnings		-
Total Stockholder's Equity		10,000,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	29,094,368

See notes to financial statements.

PLANCO FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

REVENUES:	
Marketing service fees	$ 138,420,732
Interest income	580,453
Total revenues	139,001,185
EXPENSES:	
Administrative and operating expenses	90,160,529
Wholesaler overrides	39,662,075
Other brokers commissions	6,780,689
Regulatory fees	384,309
Other	62,423
Total expenses	137,050,025
INCOME BEFORE INCOME TAXES	1,951,160
INCOME TAXES	(1,951,160)
NET INCOME	$ -

See notes to financial statements.

PLANCO FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2005

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:	
Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Cash segregated under federal or other regulations	19,793
Deferred federal tax assets	(124,303)
Wholesalers advances	161,726
Prepaid expenses	(37,594)
Interest receivable	(8,174)
Increase (decrease) in operating liabilities:	
Accounts payable	(1,061,954)
Income taxes payable	(930,477)
Payable to affiliate	(1,263,149)
Net cash used in operating activities	(3,244,132)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,244,132)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	30,199,404
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 26,955,272

See notes to financial statements.

PLANCO FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2005

	Common stock	Paid-in capital	Retained earnings	Total stockholder's equity
Balance, October 1, 2004	$ 7,000	$ 9,993,000	$ -	$ 10,000,000
Net income	-	-	-	-
Balance, September 30, 2005	$ 7,000	$ 9,993,000	$ -	$10,000,000

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Planco Financial Services, Inc. (the "Company"), a Pennsylvania corporation, is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company, a subsidiary of Hartford Life, Inc. (the "Parent"). The Company is a registered broker-dealer engaged exclusively in the distribution of private placements, the distribution of IRC Section 529 plans, the sale of various annuity and life insurance products and the distribution of shares of registered open-end management investment companies for the Parent and its affiliates.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Marketing Service Fees – Marketing service fees in connection with marketing, educational and administrative services provided in the distribution of affiliates' products are recorded as earned.

Administrative and Operating Expenses – Administrative, support, and other expenses relate to services provided by affiliated companies in facilitating the operations of the Company.

Wholesaler Overrides – Wholesalers overrides represent commissions paid to affiliated wholesalers that participate in the marketing and distribution of the Parent and affiliates products.

Cash and Cash Equivalents - The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At September 30, 2005, cash equivalents include investments in money market funds totaling $26,954,338.

Stock-Based Compensation - Planco's employees are included in The Hartford 2000 Incentive Stock Plan (the "2000 Plan") and The Hartford Employee Stock Purchase Plan.

In January 2003, the Parent began expensing all stock-based compensation awards granted or modified after January 1, 2003 under the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Issued to Employees".

All stock-based compensation awards granted or modified prior to January 1, 2003, will continue to be valued using the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, compensation expense is determined on the measurement date, which is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. Compensation expense, if any, is measured based on the award's intrinsic value, which is the excess of the market price of the stock over the exercise price on the measurement date, and is recognized over the award's vesting period.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short maturities of these assets.

New Accounting Pronouncements – In December 2004, the FASB issued SFAS 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R replaces SFAS 123 and supersedes APB 25. SFAS 123R requires all share-based payments to employees to be recognized in the financial statements based on their fair value. The adoption of this standard is not expected to impact the Company's financial condition, results of operations or cash flows.

In December 2004 the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets, an amendment of APB opinion No. 29, *Accounting for Nonmonetary Transactions.*" SFAS 153 amends the APB 29 exception to fair value measurement for nonmonetary exchanges to apply only to those exchanges which lack commercial substance, as defined in the standard. SFAS 153 is effective for nonmonetary asset exchanges that are entered into after July 1, 2005. The adoption of this standard had no impact on the Company's financial condition, results of operations or cash flows.

In December 2004, the FASB issued FASB Staff Position ("FSP") 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provisions within the American Jobs Creation Act of 2004." The American Jobs Creation Act of 2004 (the "2004 Act") was signed into law in October 2004 and provides a one-time dividends-received deduction on the repatriation of qualifying foreign earnings. While SFAS 109, "Accounting for Income Taxes," ("SFAS 109") requires the effect of changes in tax law to be recognized in the period that the change is enacted, FSP 109-2 provides entities additional time beyond the reporting period that includes the enactment date to assess the effect of the 2004 Act on its plans for repatriation of foreign earnings. The adoption of this standard had no impact on the Company's financial condition, results of operations or cash flows.

In July 2004, the Emerging Issues Task Force ("EITF") issued EITF 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock if the Investor has the Ability to Exercise Significant Influence over the Operating and Financial Policies of the Investee." EITF 02-14 was effective for reporting periods beginning after September 15, 2004 and requires the use of the equity method of accounting for investments that are in-substance common stock when the investor has the ability to exercise significant influence over the investee. The adoption of this standard had no impact on the Company's financial condition, results of operations or cash flows.

In May 2004, the FASB issued FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP 106-2 provides guidance on accounting for federal subsidy and other provisions of The Medicare Prescription Drug, Improvement and Modernization Act of 2003. The adoption of this standard had no impact on the Company's financial condition, results of operations or cash flows.

3. STOCK BASED COMPENSATION PLANS

Under the 2000 Plan, awards may be granted in the form of non-qualified or incentive stock options qualifying under Section 422A of the Internal Revenue Code, performance shares or restricted stock, or any combination of the foregoing. In addition, stock appreciation rights may be granted in connection with all or part of any stock options granted under the 2000 Plan. In December 2004, the 2000 Plan was amended to allow for grants of restricted stock units effective as of January 1, 2005.

All options granted have an exercise price equal to the market price of The Hartford's common stock on the date of grant, and an option's maximum term is ten years and two days. Certain options become exercisable over a three year period commencing one year from the date of grant, while certain other options become exercisable upon the attainment of specified market price appreciation of The Hartford's common shares. For any year, no individual employee may receive an award of options for more than 1,000,000 shares. As of September 30, 2005, the Parent did not issue any incentive stock options under the 2000 Plan.

The fair value of stock-based awards granted during the year ended September 30, 2005 was $2,085,000, before-tax. The fair value of these awards will be recognized as expense over the awards' vesting periods, generally three years. For the year-ended September 30, 2005, Planco recognized expense related to stock-based compensation awards of approximately $1,662,000, before-tax.

Performance awards of common stock granted under the 2000 Plan become payable upon the attainment of specific performance goals achieved over a period of not less than one nor more than five years, and the restricted stock granted is subject to a restriction period. On a cumulative basis, no more than 20% of the aggregate number of shares which may be awarded under the 2000 Plan are available for performance shares and restricted stock awards. Also, the maximum award of performance shares for any individual employee in any year is 200,000 shares.

In 1996, the Parent established The Hartford Employee Stock Purchase Plan ("ESPP"). Under this plan, eligible employees of the Parent and its subsidiaries may purchase common stock of The Hartford at a 15% discount from the lower of the closing market price at the beginning or end of the quarterly offering period. For the year-ended September 30, 2005, Planco recognized expense related to the ESPP of approximately $364,000, before-tax.

4. RELATED PARTY TRANSACTIONS

The Company's principal source of revenue is its marketing services agreement with its Parent. The Company acts as a wholesaler of its affiliates' products and assists in providing marketing, educational, and administrative services. In consideration of the services performed, the Company receives marketing service fees related to certain expenses incurred in providing those services. For the year ended September 30, 2005, the marketing service fees paid by the Parent was $138,420,732. In addition, the Company receives funding from the Parent for services the Company has yet to render. As of September 30, 2005, the payable to the Parent was $8,630,679.

The Company pays a monthly service fee to Planco, Inc. (an affiliate) for providing administrative and support services. For the year ended September 30, 2005, expenses recorded in connection with those services amounted to $61,390,579.

The Company uses GTC Graphic Services, a division of Planco Inc., for various marketing services. For the year ended September 30, 2005, the fees paid to GTC Graphic Services were $1,311,469.

During the year ending September 30, 2005, the Parent made payments on behalf of both the Company and Planco Inc., an affiliate, for administrative and operating expenses. Such expenses were recorded on the books of the Company. Payments related to those expenses amounted to $5,329,095.

Certain officers of the Company serve also as officers of Planco, Inc.

5. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Parent. Federal, state and local income taxes have been calculated on a separate entity basis. The amount of taxes to be paid by the Company is determined as if the Company were to file a separate federal, state, and local income tax return. For the year ended September 30, 2005, the difference between the federal income tax provision at the statutory rate and the provision recorded is substantially due to the undeductible portion of meals and entertainment expenses. The deferred tax asset of $1,958,043 results from employee benefit expenses yet to be deducted on the tax returns.

In accordance with the terms of the tax allocation agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At September 30, 2005, the Company had net capital of $7,333,351 which was $7,083,351 in excess of its required net capital of $250,000.

* * * * * *

PLANCO FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 YEAR ENDED SEPTEMBER 30, 2005

TOTAL STOCKHOLDER'S EQUITY	$ 10,000,000
Less nonallowable assets included in the following statement of financial condition captions:	
Cash segregated under federal or other regulations	29,887
Deferred federal tax assets	1,958,043
Wholesaler advances	82,538
Prepaid expenses	57,094
Net capital before haircuts on securities positions	7,872,438
Haircuts on securities:	
Investments in money market funds (2% of $26,954,338)	539,087
NET CAPITAL	$ 7,333,351
TOTAL AGGREGATE DEBIT ITEMS	$ 0
MINIMUM NET CAPITAL REQUIRED UNDER THE ALTERNATE METHOD:	
Greater of 2% of aggregate debit items or $250,000	$ 250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 7,083,351
NET CAPITAL IN EXCESS OF 5% OF AGGREGATE DEBIT ITEMS OR $120,000	$ 7,213,351

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of September 30, 2005, as filed on October 25, 2005.

Schedule (h)

PLANCO FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SEPTEMBER 30, 2005

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

November 14, 2005

Planco Financial Services, Inc.
1500 Liberty Ridge Drive, Suite 100
Wayne, PA 19087

In planning and performing our audit of the financial statements of Planco Financial Services, Inc. (the "Company") for the year ended September 30, 2005 (on which we issued our report dated November 14, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP